Exhibit 4.29

CONFIDENTIAL

R&D COLLABORATION AND LICENSE AGREEMENT

This R&D collaboration and license agreement is made on the Effective Date between:

(1)

Celyad SA, having its registered office at Edouard Belin 2,1435 Mont-Saint-Guibert (Belgium), registered with the register of legal entities under number 0891.118.115 (together with its Affiliates referred to as “Celyad”);

and

(2)

Horizon Discovery Limited, having its registered office at Building 8100, Cambridge Research Park, Waterbeach, Cambridge, CB25 9TL, registered under company number 08921143 (together with its Affiliates referred to as “Horizon”).

The Parties referred to above are individually also referred to as a “Party” and jointly as the “Parties”.

Whereas:

(A)

Celyad is a clinical-stage biopharmaceutical company that develops, owns or otherwise controls certain intellectual property and know-how regarding the engineering of primary cells for therapeutic applications;

(B)	Horizon is a translational genomics company that develops gene editing and modulation technologies and supplies patient-relevant drug discovery tools and diagnostic reference materials;

(C)

On 12 September 2017, the Parties have concluded an MNDA (as defined below); following the execution of said MNDA, the Parties have discussed on certain business terms on which they could consider formalizing a license arrangement;

(D)

The Parties are interested in conducting the Research Collaboration (as defined below), depending on the outcome of which Celyad may be interested in obtaining an exclusive license from Horizon on the Horizon Intellectual Property Rights to use, research, develop, manufacture, and sell the Product in the Field in the Territory (as all such terms are defined below) and Horizon may be willing to grant Celyad such exclusive license;

(E)	The Parties have now agreed the terms of the Research Collaboration and of the license that may subsequently be entered into.

It is agreed as follows:

1.	Definitions

1.1.	Whenever used in this Agreement with an initial capital letter, the terms defined in this Clause 1 shall have the meanings specified below.

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“Affiliate” means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of fifty per cent (50%) or more of the voting stock of such entity, or by contract or otherwise;

“Agreement” means this license agreement as entered into between the Parties;

“Applicable Laws” means all federal, state, local, national and supra-national laws, statutes, rules and regulations, including any rules, regulations or orders of Regulatory Authorities, major national securities exchanges or major securities listing organizations, that may be in effect from time to time during the Term and applicable to a particular activity or exercise of rights hereunder;

“Business Day” means a day, other than a Saturday or a Sunday or a public holiday, on which banking institutions in Belgium and the United States of America are open for business;

“Business Hours” means 9:00 to 17:30 of each Business Day in the country of incorporation of the recipient;

“Celyad Background IP” means any Intellectual Property Rights owned or controlled by Celyad or any of its Affiliates which (i) are in existence at the Effective Date or (ii) are developed by Celyad Representatives during the Term but independently of this Agreement and independently of the Horizon Background IP;

“Celyad Foreground IP” means any Foreground IP other than the Horizon Foreground IP;

“Code(s) of Conduct” has the meaning given to it in Clause 9.1;

“Collaboration Term” means twelve (12) months as from the Effective Date;

“Confidential Information” means any and all information or material, whether oral, visual, in writing or in any other form, that has been disclosed to the Recipient or any of its Affiliates by or on behalf of the Discloser or any of its Affiliates pursuant to this Agreement or in connection with the transactions and activities contemplated hereby or any discussions or negotiations with respect thereto, including all data, documents, drawings, test reports, operating and testing procedures, manufacturing practices and Know-how, instruction manuals, materials, recipes and formulae, tables of operating conditions, corporate organization, business plans, unpublished patent applications, marketing and sales reports, forecasts, pricing information, customer lists and the like and not as a whole readily available to the public;

“Discloser” has the meaning given to it in Clause 17.2;

“Effective Date” means the date on which this Agreement is signed by both Parties;

“Effective IND” means an IND that went into effect as described in 21 CFR 312.40(b);

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“Field” means the treatment of human diseases through allogeneic Chimeric Antigen Receptor CAR-T-cell therapy in which cells are modified to knockdown one or more Targets by using shRNA;

“First Commercial Sale” means, with respect to any Product, the first sale for end use or consumption of such Product in a country after the Regulatory Authority of such country has granted Regulatory Approval. Sale to an Affiliate or Sublicensee will not constitute a First Commercial Sale, unless the Affiliate or Sublicensee is the end user of the Product;

“Foreground IP” means any Intellectual Property Rights generated pursuant to this Agreement through the Research Collaboration during the Term;

“Horizon Background IP” means the Horizon Patents, Horizon Know-how and any other Intellectual Property Rights owned or controlled by Horizon or any of its Affiliates which (i) are in existence at the Effective Date; and/or (ii) developed by or on behalf of Horizon independently of this Agreement;

“Horizon Foreground IP” means any Foreground IP generated solely by Horizon Representatives during the course of, in furtherance of, and/or as a direct result of such Representatives performing an activity pursuant to this Agreement;

“Horizon Intellectual Property Rights” means any Horizon Background IP and Horizon Foreground IP;

“Horizon Know-how” means the internally documented Know-how of Horizon relating to the Product, which is required and/or relevant to the activities that will be carried out by Celyad in the context of the license granted to it under this Agreement, including the Know-how listed in Schedule 1;

“Horizon Patents” means the Patents listed in Schedule 1;

“IND” means an Investigational New Drug Application filed with the FDA, or the equivalent application or filing filed with any equivalent Regulatory Authority outside the United States of America (including any supra-national agency, such as in the European Union) necessary to commence human clinical trials in such jurisdiction;

“Intellectual Property Rights” means any and all Patents and Know-how, as well any other rights, title and interest held in (i) patents, utility models, designs (whether registered or unregistered), copyrights, trade marks, trade secrets, confidentiality and other proprietary rights including all rights to know-how and other technical information; (ii) the benefit of all registrations and applications to register any of the foregoing; and (iii) any and all other rights similar or analogous to any of the foregoing whether arising or granted in any jurisdiction;

“Joint IP” has the meaning given to it in Clause 12.4;

“Know-how” means (a) any scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, that is not in the public domain or otherwise publicly known, including databases, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data, including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and

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clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data, and (b) any biological, chemical, or physical materials, and (c) any industrial information that is not in the public domain or otherwise available to the public; all to the extent not claimed or disclosed in a Patent;

“MAA” means an application for authorization to market the Product in any country or group of countries outside the United States, as defined in Applicable Laws and filed with the Regulatory Authority of a given country or group of countries;

“MNDA” means the Mutual Non-Disclosure Agreement executed on 12 September 2017 between the Parties;

“NDA” means a New Drug Application in the United States for authorization to market a Product, as defined in Applicable Laws and filed with the FDA;

“Net Sales” means, with respect to any Product, the gross invoiced sales of such Product by Celyad or its Affiliates, as applicable, to Third Parties after the First Commercial Sale of such Product, less the following deductions to the extent included in the gross invoiced sales price for such Product or otherwise directly paid or incurred by Celyad or its Affiliates, as applicable, with respect to the sale of such Product:

(i)	normal and customary trade and quantity discounts, credits and allowances actually allowed and properly taken directly with respect to sales of such Product;

(ii)	amounts repaid or credited by reason of rejections, recalls, returns, rebates, government mandated rebates and allowances;

(iii)	chargebacks and other amounts paid on sale or dispensing of such Product;

(iv)	retroactive price reductions that are actually allowed or granted;

(v)	tariffs, duties, excise, sales, value-added or other taxes (other than taxes based on income);

(vi)	cash discounts for timely payment;

(vii)	delayed ship order credits;

(viii)	discounts pursuant to patient discount programs; and

(ix)	freight, shipping and insurance charges.

In no event will Products provided at cost for clinical trials or provided for charitable purposes or for free sampling be included in Net Sales.

“Option” has the meaning given to it in Clause 3;

“Patents” means (a) all patents, patent applications, utility models and design patents in any country or supranational jurisdiction, and (b) any provisionals, substitutions, divisions, continuations, continuations in part, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates and the like, of any such patents or patent applications;

“Phase 2 Clinical Trial” means a clinical study of an investigational product in human patients with the primary objective of characterizing its activity in a specific disease state as well as generating more detailed safety, tolerability, and pharmacokinetics information as described in 21 CFR 312.21(b), or a comparable clinical study prescribed by the relevant Regulatory

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Authority in a country other than the United States including a human clinical trial that is also designed to satisfy the requirements of 21 CFR 312.21(a) or corresponding foreign regulations and is subsequently optimized or expanded to satisfy the requirements of 21 CFR 312.21(b) (or corresponding foreign regulations) or otherwise to enable a Phase 3 Clinical Trial;

“Phase 3 Clinical Trial” means a clinical study of an investigational product in human patients that incorporates accepted endpoints for confirmation of statistical significance of efficacy and safety with the aim to obtain Regulatory Approval in any country as described in 21 CFR 312.21(c), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States;

“Product(s)” means any allogeneic Chimeric Antigen Receptor T-cell therapy in which cells are modified to knockdown one or more Targets by using shRNA, using Horizon Intellectual Property Rights pursuant to this Agreement, or any other product whose manufacture, use or sale would, in the absence of a license from Horizon, constitute direct, indirect, contributory or any other type of infringement of (one or more claims of) Horizon Intellectual Property Rights;

“Quarter” shall have the meaning given to it in Clause 8.2;

“Recipient” has the meaning given to it in Clause 17.2;

“Regulatory Approval” means any and all approvals, licenses (including product and establishment licenses), permits, certifications, registrations, or authorizations of any Regulatory Authority necessary to use, research, develop, manufacture and sell the Product for use in the Field in the Territory, including all INDs, MAAs and the manufacturing license and marketing registration required under the Applicable Laws of such applicable country in the Territory, or any update thereto, as well as pre- and post-approval marketing studies, labelling approvals, technical, medical and scientific licenses;

“Regulatory Authority” means any national, supra-national, regional, federal, state, provincial or local regulatory agency, department, bureau, commission, council or other governmental entity (including, without limitation, the EMA, the FDA, the PMDA and any governmental unit having jurisdiction over the use, research, development, manufacture and sale of the Product in the Field in the Territory);

“Representative(s)” shall mean, in relation to a Party, its respective Affiliates and their officers, employees, consultants, agents, and subcontractors;

“Research Collaboration” means the collaboration between the Parties for joint research and/or development in the Field in accordance with this Agreement and with the Research Plan and which has the objective to identify and optimize shRNA to knockdown the Target, and to demonstrate efficacy in the Field;

“Research Plan” means the research plan to be agreed between the Parties, to be attached hereto as Schedule 2 and to include an itemized description of research and development activities, roles and responsibilities of the Parties, costs and estimated timelines for the Research Collaboration;

“Royalty Agreement” has the meaning given to it in Clause 7.4;

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“Sublicensee” has the meaning given to it in Clause 7.4;

“Target” means any of the following genes or any combination thereof: TRA, TRB, TRD, TRG, CD3G, CD3D, CD3E, CD247 (together “Target Class A”); TAP1, TAP2, TAPBP, B2M, MHCI or MHCII (together “Target Class B”), and these are not limited to human genes and includes homologous genes in any species;

“Tax” or “Taxation” means any form of tax or taxation, levy, duty, charge, social security charge, contribution or withholding of whatever nature (including any related fine, penalty, surcharge or interest) imposed by, or payable to, any government, state or municipality, or any local, state, federal or other fiscal, revenue, customs, or excise authority, body or official anywhere in the world;

“Tax Authority” means any government, state or municipality, or any local, state, federal or other fiscal, revenue, customs, or excise authority, body or official anywhere in the world, authorized to levy Tax;

“Term” has the meaning given to it in Clause 21.1;

“Territory” means the entire world;

“Third Party” means any person other than Horizon, Celyad or their respective Affiliates;

“Threatened Claim” means a cease and desist letter or a letter or other written communication sent by a Third Party, explicitly and/or inherently (i) alleging that the conduct of development, commercialization or manufacturing activities of the Product in the Territory infringes, misappropriates, violates or makes unauthorized use of such Third Party’s Intellectual Property Rights; or (ii) questioning the Party’s assumed right to the alleged use of such Third Party’s Intellectual Property Rights; or (iii) including any written claim offering a license to the Party or that the Party must license or refrain from using such Third Party’s Intellectual Property Rights;

“Valid Claim” means a patent claim of an issued patent that has not expired or been revoked, held invalid or unenforceable by a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or judgment from which no appeal was taken within the allowable time period);

“VAT” means, within the EU, such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and, outside the EU, value added tax or any form of indirect tax levied by a relevant Tax Authority, as well as all other forms of indirect taxes levied by the relevant Tax Authority on the purchase of a good or a service, including sales tax and good and service tax;

“Year” means each twelve (12) month period commencing on 1 January and ending on the 31 December throughout the Term of this Agreement except that the first Year shall commence on the Effective Date and end on 31 December and the last Year shall commence on 1 January and end on the date of termination of this Agreement.

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1.2.	Construction rules

The language of this Agreement shall be deemed to be English and no rule of strict construction shall be applied against any Party.

1.3.	Modification and re-enactment of statutes

References to a statutory provision include that provision as from time to time modified or re-enacted.

1.4.	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.5.	Non-limiting effect of words

The words “including” and “include” and words of similar effect shall not be deemed to limit the general effect of the words which precede them.

1.6.	References

Any reference to this Agreement include its schedules and references to recitals, clauses, sub-clauses and schedules are to recitals, clauses, sub-clauses and schedules to this Agreement. Any reference to a statutory provision includes that provision as from time to time modified or re-enacted.

2.	Research Collaboration

2.1.	The Parties agree to undertake the Research Collaboration for the Collaboration Term in accordance with the terms and conditions of this Agreement and as described in the Research Plan.

2.2.

Representatives of Celyad and Horizon, such representatives to be nominated by each party within two weeks of execution of this Agreement, shall meet at such intervals and at such places as the Parties shall agree for the purpose of setting up the Research Plan and of regularly reviewing the Research Collaboration and all matters relating to the conduct of the Research Collaboration.

2.3.	Celyad shall bear all costs related to the Research Collaboration, including costs reasonably incurred by Horizon as from the Effective Date and as specified in the Research Plan.

3.	Option to License

3.1.	During the Collaboration Term, Horizon grants Celyad an exclusive option to license Horizon Intellectual Property Rights for use in the Field and in the Territory (“Option”).

3.2.

In consideration of the Option, Celyad shall pay to Horizon an amount of one hundred thousand US dollars (USD 100,000) for the Targets in Target Class A within forty-five (45) days following the date of receipt of a validly issued and undisputed invoice that Horizon will issue as soon as

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is reasonable after the Effective Date. If Celyad notifies Horizon that it decides to also explore the Targets in Target Class B, Celyad shall pay to Horizon an amount of fifty thousand US dollars (USD 50,000) for the Targets in Target Class B within forty-five (45) days following the date of receipt of a validly issued and undisputed invoice.

3.3.	If Celyad decides not to exercise the Option by the end of the Collaboration Term, this Agreement will terminate and no further payment shall be due by Celyad to Horizon.

4.	License Grant to Celyad

4.1.

If Celyad exercises the Option within the Collaboration Term and subject to the terms and conditions of this Agreement, Horizon shall grant to Celyad, and Celyad shall accept, an exclusive, royalty-bearing, sublicensable license to Horizon Intellectual Property Rights to research, to have researched, to develop, to have developed, to manufacture, to have manufactured, to sell and to have sold (and generally to use and to have used) Products within the Field in the Territory during the Term.

4.2.	Horizon shall not, during the Term and within the Field (i) itself exercise; or (ii) grant any license to any Third Party to exercise, the rights granted to Celyad under Clause 4.1.

4.3.	Celyad shall have the right to sublicense the rights granted to Celyad under Clause 4.1 to Third Parties.

4.4.	For the avoidance of doubt, Horizon shall retain all rights to exploit the Horizon Foreground IP how it sees fit outside the Field.

5.	License Grant to Horizon

Subject to the terms and conditions of this Agreement, Celyad hereby grants to Horizon, and Horizon hereby accepts a non-exclusive, royalty-free, worldwide, sub-licensable license to any and all Celyad Foreground IP for use in the Field solely for the purpose of fulfilling Horizon’s obligations under this Agreement.

6.	Assignment by Horizon

Horizon may assign all or any part of Horizon Intellectual Property Rights licensed hereunder, provided that any assignment by Horizon of all or part of said Horizon Intellectual Property Rights shall be subject to this Agreement which shall be brought to the attention of the assignee and subject to the assignee committing to maintain the license under this Agreement.

7.	Financial Terms

7.1.

In consideration for the license rights granted to Celyad under this Agreement, Celyad shall make the following one-time payments to Horizon upon the achievement by Celyad of the below Product development milestones and within forty-five (45) days upon receipt of a validly issued and undisputed invoice. For the avoidance of doubt, each of the milestones described in this Clause 7.1 shall be payable only one (1) time for the Product, regardless of subsequent or repeated achievement of such milestone, and regardless of number of Targets knocked down in the Product. In no event shall the aggregate amount to be paid by Celyad under Clause 7.1 (with the exclusion of the payment of Celyad’s exercise of the Option) exceed fifteen million US dollars (USD 15,000,000).

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Milestones	Payment in USD
Celyad’s exercise of the Option.	one million two hundred fifty thousand (1,250,000)

The Effective IND, filed by Celyad, relating to:

• the first Product; • the second Product; • the third and any subsequent Product.	• two hundred thousand (200,000); • two hundred thousand (200,000); • one hundred thousand (100,000).

The enrollment of the first patient in a Phase 2 Clinical Trial relating to:

• the first Product; • the second Product; • the third and any subsequent Product.	• five hundred thousand (500,000); • four hundred thousand (400,000); • two hundred thousand (200,000).

The enrollment of the first patient in a Phase 3 Clinical Trial relating to:

• the first Product; • the second Product; • the third and any subsequent Product.	• eight hundred thousand (800,000); • four hundred fifty thousand (450,000); • two hundred fifty thousand (250,000).

The filing by Celyad of the first MAA or NDA relating to:

• the first Product; • the second Product; • the third and any subsequent Product	• two million (2,000,000); • seven hundred thousand (700,000); • three hundred thousand (300,000).

The first MAA or NDA approval by the relevant Regulatory Authority for:

• the first Product; • the second Product; • the third and any subsequent Product.	• three million (3,000,000); • two million (2,000,000); • one million (1,000,000).

7.2.

In consideration for the license rights granted to Celyad under this Agreement, Celyad shall pay to Horizon a royalty fee of two per cent (2%) on Net Sales of the Product for each Product in the Territory, on a country by country basis, for each country until the date upon which the last Valid Claim covering the relevant Product expires in such country. For the avoidance of doubt, the royalty fees are calculated once per Product and irrespective of the number of Targets or the number of Valid Claims covering the relevant Product. If a Product is not covered by a Valid Claim that would be infringed by the use or sale of such Product in a given country, then Celyad shall not pay any royalties on Net Sales of such Product in such country.

7.3.

If Celyad is required to obtain a license under one or more Patents of any Third Party that, in the absence of such license, would be infringed by the use or sale of the Product, then 50% (fifty per cent) of the royalties actually paid under such Third Party license by Celyad for use or sale of such Product in a country will be creditable against the royalty payments due to Horizon by Celyad with respect to the use or sale of such Product in such country under Clause 7.2. In no event shall the aggregate royalty reductions provided for in this Clause, in any Year, exceed 50% (fifty per cent) of the royalty amount otherwise due to Horizon under Clause 7.2. For the

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avoidance of doubt, the only royalties paid to Third Parties creditable against the royalty payments due to Horizon under this Agreement are those paid under licenses to Patents of Third Party related to shRNA technologies.

7.4.

In case Celyad sublicenses the combination of Target A knockdown using Horizon Intellectual property Rights and/or Target B knockdown using Horizon Intellectual property Rights to a Third Party (“Sublicensee”), Celyad shall pay to Horizon fifteen per cent (15%) of all upfront payments, development milestones associated with filing for or receiving MAA and royalties which Celyad shall receive from the Sublicensee. For the avoidance of doubt, the payments described in this Clause 7.4 are calculated once per Product and irrespective of the number of Targets or the number of Valid Claims covering the relevant Product.

7.5.	Unless otherwise stated, any consideration payable under this Agreement shall be exclusive of VAT.

8.	Accounting and Payment

8.1.

Milestone Payment Reports. Celyad shall report each event that triggers a payment to Horizon pursuant to Clause 7.1 in writing and within ten (10) Business Days upon such event to Horizon. Horizon shall issue an invoice for such payment.

8.2.

Royalty Payment Reports. As from the first Year which includes the First Commercial Sale of the first Product, and for each Year thereafter, Celyad shall, within forty-five (45) days after the end of each Quarter for an applicable Year, deliver to Horizon a report which sets out in reasonable detail the information that is necessary for Horizon to calculate any royalty fee due to Horizon under Clause 7.2. Horizon shall issue an invoice for such payment. For clarity and the purposes of this Agreement, a “Quarter” shall mean (for each Year) each of the periods beginning on and including: (i) January 1st and ending on and including March 31st; and (ii) April 1st and ending on and including June 30th; (iii) July 1st and ending on and including September 30th; and October 1st and ending on and including December 31st.

8.3.	Celyad shall keep records of account sufficient to enable accurate calculations of any amounts due under this Agreement to Horizon.

8.4.	Celyad shall make each payment due to Horizon within forty-five (45) days upon receipt of a validly issued and undisputed invoice.

8.5.

If there is a dispute as to the amounts to be paid, the Parties shall select an independent accountant to be agreed between them to audit the records of Celyad, on reasonable notice and during regular business hours, and to verify Celyad’s statements and payments due under this Agreement. In case of such audit, Celyad shall make available all relevant records (either in hard or soft copy) at any (physical or virtual) place at or close to Celyad’s usual place of business. If the audit reveals that any statement or payment has not been rendered or made in accordance with this Agreement, or that any statement rendered or payment made by Celyad was inaccurate by more than five per cent (5%), then Celyad shall pay the cost of the inspection without any prejudice to any other remedies or claims of Horizon under the Agreement or Applicable Laws. The independent accountant shall not be authorized to disclose to Horizon any information other than information relating to any amounts owed by Celyad under this Agreement. Horizon shall maintain in confidence and shall oblige the independent accountant to maintain in confidence all information received under this Clause. The decision of the independent accountant as to the amounts to be paid under the Agreement shall, in the absence of manifest error, be final and binding upon the Parties.

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8.6.

Any amounts due under this Agreement shall be paid by Celyad by wire transfer in US dollars to the following Horizon’s bank account: Beneficiary: Horizon Discovery Limited; Bank: National Westminster Bank; Iban: GB10 NWBK 6073 0192 5156 14; Swift: NWBKGB2L or any other bank account notified to Celyad in accordance with Clause 22.

8.7.	The amounts set out in Clause 7.1 shall not be altered regardless of the number of Patents or Know-how covering the Product.

9.	Compliance

9.1.

Each Party shall take such steps as are necessary, including implementing and maintaining (at a minimum) a robust internal compliance program, so as to ensure that its business it shall perform under this Agreement is carried out in accordance with all Applicable Laws and applicable codes of conduct and any reasonable ethical and compliance principles, including the standards and principles as set out in Celyad’s and Horizon’s codes of conduct to be shared between the Parties upon request (hereinafter the “Codes of Conduct’’ and each a “Code of Conduct”).

9.2.

Without limiting the generality of Clause 9.1, in performing this Agreement, each Party (i) shall not offer to make, make, promise, authorize or accept any payment or giving anything of value, including bribes, either directly or indirectly to any public official, Regulatory Authority or anyone else for the purpose of influencing, inducing or rewarding any act, omission or decision in order to secure an improper advantage, or obtain or retain business; and (ii) shall comply with all applicable anti-corruption and anti-bribery laws and regulations, including the Bribery Act 2010, the U.S. Foreign Corrupt Practices Act and any other applicable anti-corruption law, such as the UN Convention Against Corruption and the OECD Convention. Each Party, its employees and agents shall not make any payment or provide any gift to a Third Party in connection with such Party’s performance under this Agreement, except as may be expressly permitted in this Agreement, without first identifying the intended Third Party recipient to the other Party and obtaining the other Party’s prior written approval.

9.3.

Each Party shall require its employees and its subcontractors (if any) who will perform any activity related to the Agreement to participate in an anti-corruption training and/or a training on such Party’s Code of Conduct and/or any related applicable company policy.

9.4.

Each Party shall promptly comply with any request from the other Party for information and assistance to enable such other Party to ensure audit and confirm compliance with Applicable Laws, regulations and standards. Each Party shall immediately notify the other Party upon becoming aware of any governmental or regulatory review, audit or inspection of items related to the other Party or any other activities in connection with this Agreement.

9.5.

Each Party shall ensure that it has kept and will keep complete and accurate records of all transactions and expenses related to their business related to the Product in accordance with any and all Applicable Laws and standards. Each Party shall have the right to ask for specific details of the other Party’s compliance program and each Party shall further have the right to conduct an audit of the other Party’s compliance program. The audited Party shall assist the other Party in any such audit that the other Party may wish to perform at the auditing Party’s

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expense, provided that the auditing Party has given reasonable notice, and in no event less than three (3) months. Notwithstanding the foregoing, each Party assumes no duty or obligation to audit or review the other Party’s compliance with this Clause 9.

10.	Regulatory Matters

10.1.	The Parties shall perform their respective obligations under this Agreement in accordance with current quality standards and all Applicable Laws.

10.2.

Horizon shall reasonably support Celyad by providing relevant scientific, clinical and technical information, knowledge or data known to it and in its possession to support submission of any application for Regulatory Approvals (and maintenance of such Regulatory Approvals) of the Product by Celyad at Celyad’s cost.

11.	Technical Assistance

11.1.

Horizon will reasonably support the appropriate transfer of information and technology to Celyad as is required to enable Celyad to benefit from and exercise the rights granted to Celyad under this Agreement. This shall include providing copies of all relevant documents, training and knowledge in its possession, to the extent material to render such transfer effective.

12.	Foreground IP

12.1.	Horizon and Celyad shall each promptly disclose to the other the Horizon Foreground IP and the Celyad Foreground IP respectively.

12.2.

Celyad Foreground IP shall be owned by Celyad. Celyad will be solely responsible and use commercially reasonable efforts to file for, prosecute, maintain, keep in force and defend Celyad Foreground IP, at its expense. If Celyad decides not to file for a specific Patent (application), or if Celyad decides to abandon or to not further defend an Intellectual Property Right as part of Celyad Foreground IP, it will notify Horizon at least thirty (30) days in advance, and Horizon can decide at its own discretion whether or not to file for a Patent (application) or take over such Intellectual Property Rights or responsibility and all associated costs and Celyad will still have a royalty-free license under such assigned rights for the duration of such rights.

12.3.

Horizon Foreground IP shall be owned by Horizon. Horizon will be solely responsible and use commercially reasonable efforts to file for, prosecute, maintain, keep in force and defend Horizon Foreground IP, at its expense. If Horizon decides not to file for a specific Patent (application), or if Horizon decides to abandon or to not further defend an Intellectual Property Right as part of Horizon Foreground IP, it will notify Celyad at least thirty (30) days in advance, and Celyad can decide at its own discretion whether or not to file for a Patent (application) or take over such Intellectual Property Rights or responsibility and all associated costs and Horizon will still have a royalty-free license under such assigned rights for the duration of such rights.

12.4.

For clarity and for the purposes of this Agreement, in respect of ownership of Foreground IP that is jointly developed by Horizon Representatives and Celyad Representatives (“Joint IP”), the Parties agree as follows:

(i)	Joint IP in the Field shall be owned by Celyad; and

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(ii)	Joint IP outside of the Field shall be owned by Horizon.

13.	Maintenance of Intellectual Property Rights

13.1.	Horizon shall during the Term of this Agreement:

13.1.1.	use commercially reasonable efforts to file for, maintain, register (where applicable), prosecute and keep in force and defend Horizon Patents and Horizon Know-how, at its expense;

13.1.2.

use commercially reasonable efforts to continue at its expense the filing, prosecution, registration or maintenance of the applications for Horizon Patents, unless Celyad gives its consent to abandoning one or more of them or unless Horizon hands over to Celyad the above responsibility. If Horizon decides to abandon or to not further defend (e.g. in oppositions/appeal proceedings) a Horizon Patent, it will notify Celyad thirty (30) days in advance, and Celyad shall decide at its own discretion whether or not to take over such responsibility and all associated costs. In this case, Horizon will still have a royalty-free license under such assigned rights for the duration of such rights.

14.	Infringement

14.1.

Either Party, as the case may be, shall upon becoming aware of a suspected infringement of any of the Foreground IP and Horizon Patents or any unauthorized use or threatened use of Foreground IP and Horizon Know-how, promptly notify the other Party and provide available particulars thereof.

14.2.

If such infringement or use consists of any act which (if done by Celyad) would be within the scope of the license granted by Clause 4.1, Horizon shall, subject to clause 15.2, decide whether to take such action (whether litigation, arbitration or compromise as appropriate) as is necessary for the protection of Horizon Intellectual Property Rights. If Horizon notifies Celyad that it does not intend to take such action, or, within fifteen (15) Business Days of either Party becoming aware of such infringement, fails to take such action, Celyad may commence proceedings. Neither Party shall settle any proceeding under this Clause without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any recovery received as a result of any action pursuant to this Clause 14.2 shall be used first to reimburse the enforcing Party for the costs and expenses (including court, attorneys’ and professional fees) incurred in connection with such action. The remainder of the recovery attributable to the action shall be paid to Celyad in such a percentage as it is appropriate should Celyad be injured by such action in relation to the Products.

14.3.

Either Party will give the other Party all such reasonable assistance as the Party in charge of proceedings for suspected infringements under Clause 14.2 may reasonably require, at such assisting Party’s own cost.

14.4.

Neither Party will incur liability to the other as a consequence of such proceeding or any unfavorable decision resulting therefrom, but this sentence is without limitation of a Party’s other obligations under this Agreement.

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15.	Third Party Infringement

15.1.

Each Party shall notify the other Party of any risk identified relating to the potential infringement of a Third Party Intellectual Property Right by the exercise of the license rights granted under this Agreement, in due time upon its identification.

15.2.

After notifying any such risk derived from a relevant Third Party Intellectual Property Right to the other Party, the Parties shall discuss and, as the case may be, agree on the appropriate mitigation or remedy strategy.

15.3.

Each Party or its permitted subcontractors shall promptly notify the other Party in writing if it receives a claim or a Threatened Claim by a Third Party for infringement or for inducing or contributing to infringement of Intellectual Property Rights controlled by a Third Party, which would be directly related to the use, research, development, manufacturing and/or sale of the Product.

15.4.

Upon receipt of a claim, the Parties shall discuss in good faith, consult and determine an appropriate strategy for course of action or for defense against any such claim. Each Party shall render the other Party all reasonable assistance in defending any such claim.

15.5.

In the case of a filed or Threatened Claim by a Third Party for infringement or for inducing or contributing to infringement in the Territory of any Third Party Intellectual Property Rights, and in case of an infringement risk as identified and discussed by the Parties according to 15.1 and 15.2, and provided that an infringement opinion by an external qualified counsel as determined by the Parties comes to the conclusion that the chances of a court of law confirming a finding of infringement is more than fifty per cent (50%), Celyad will have the right to immediately delay or suspend the use, research, development, manufacturing and/or sale of the Product. At the same time Horizon shall, at its own expense, investigate the below options within the specified terms:

15.5.1.

use commercially reasonable efforts to have started and progressed on negotiating for the benefit of Celyad (and any sub-licensees in multiple tiers) the right to continue using such Product within six (6) months; or

15.5.2.

use commercially reasonable efforts to have initiated development activities in order to replace such Product with a non-infringing product which performs substantially the same functions as the Product within six (6) months; or

15.5.3.

use commercially reasonable efforts to have initiated development activities in order to modify such Product to become non-infringing, provided always that it performs substantially the same functions as the Product, within six (6) months.

The Parties shall after this term agree on a maximum period for investigating the above options during which period the use, research, development, manufacturing and/or sale of the Product by Celyad are suspended, in view of any commercial and regulatory requirements and considerations.

15.6.	Celyad shall assist and cooperate with Horizon, at its costs, in any such defense or action taken by Horizon in relation to claims of any Third Party relating to the Product in the Field.

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16.	Insurance

Each Party, at its own expense, shall maintain during the Term liability insurance in an amount consistent with industry standards, but in no event in an amount less than USD one million (USD 1,000,000.00) per occurrence and USD five million (USD 5,000,000.00) in aggregate.

17.	Confidentiality

17.1.	Upon execution of this Agreement, the MDNA shall cease to exist and be in full force and effect in its entirety and any obligation of confidentiality thereunder shall be absorbed by this Agreement.

17.2.

For the purposes of this Agreement, “Recipient” shall mean a Party ora Party’s Representative receiving Confidential Information under this Agreement from the “Discloser” which shall mean the Party disclosing Confidential Information to Recipient.

17.3.

During the Term and for as long as this Clause 17 shall survive in accordance with Clause 17.6, each of the Parties shall take all steps necessary to preserve the secrecy of the Know-how and the Confidential Information for the sole purpose of their activities, using their rights and fulfilling their obligations under this Agreement. Each Recipient is made aware of the confidentiality of the Confidential Information, as well as have in place express non-use and non-disclosure provisions at least as protective as the provisions of this Agreement, prior to receiving the Confidential Information.

17.4.

Any Confidential Information disclosed to Recipient pursuant to this Agreement shall be handled in confidence and shall not be used or disclosed to any Third Party (except Representatives) by the Recipient without the prior written consent of the Discloser.

17.5.	The provisions of this Clause 17 shall not apply to Confidential Information which the Recipient can demonstrate that:

17.5.1.	is or later becomes freely available to the public otherwise than through the fault of the Recipient in breach of this Agreement;

17.5.2.	was in the possession of the Recipient prior to its receipt from the Discloser;

17.5.3.	was independently received from a Third Party who is free from any obligations to Discloser not to disclose it;

17.5.4.	was conceived by the Recipient independently of the information received or acquired from the Discloser; or

17.5.5.

was required to be disclosed by law, government agency, court order, stock exchange authority or valid discovery request in connection with a legal proceeding (“Statutory Disclosure”), provided that the Recipient provides the Discloser as promptly as possible with prior written notice of any such Statutory Disclosure (unless such notice is impracticable or prohibited by such Applicable Laws) so that application for an appropriate protective order can be made by Discloser. The Recipient will fully cooperate (at the Discloser’s expense) in connection with the Discloser’s efforts to obtain any such order or other remedy. The Recipient shall disclose only that portion

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of the Confidential Information that it is legally required to satisfy the Statutory Disclosure and such disclosure under this Clause 17.5.5 shall be made without liability from Recipient,

17.6.	This Clause 17 shall survive termination of this Agreement for 10 (ten) years.

18.	Press Releases and Publications

18.1.	No Party shall issue any press release or make any other type of public disclosure relating or referring to this Agreement without the prior written consent of the other Party.

18.2.

No Party shall publish any articles or papers or make any presentations or any other type of public disclosure relating or referring to Research Collaboration or the Foreground IP without the prior written consent of the other party.

19.	Representations and Warranties

19.1. Horizon represents and warrants that, as of the Effective Date:

19.1.1.	it has all rights and/or interests in the Horizon Intellectual Property Rights necessary to grant the licenses to Celyad under this Agreement;

19.1.2.	to the best of its knowledge, it has not received any Threatened Claim in relation to the Horizon Intellectual Property Rights;

19.1.3.

the Horizon Intellectual Property Rights can be applied for the purposes of research, development, manufacturing and sale of the Product by Celyad or by a Third Party on behalf of Celyad and that, to the best of its knowledge and for the purposes of this Agreement, the Horizon Intellectual Property Rights do not infringe any Third Party’s Intellectual Property Rights, except the Third Party’s Intellectual Property Rights referred to in Schedule 3, or do not misappropriate any Third Party’s Know-how;

19.1.4.	to the best of its knowledge, the list of Horizon Know-how and Horizon Patents in Schedule 1 is accurate.

19.2.	For the avoidance of doubt, the warranties provided under this Clause 19 are not intended to warrant the fitness for any specific use including any specific use or application of the Product.

20.	Indemnities

20.1.

Horizon hereby agrees to defend, indemnify and hold Celyad and its Representatives harmless from and against any and all losses, damages, costs (including reasonable court costs and fees of attorneys and other professionals), penalties, liabilities (including strict liabilities), fines, amounts and expenses in execution of a final/non appealable judgment or a settlement (individually and collectively, “Loss(es)”) to be paid by Celyad, to the extent such Celyad Losses are as a result of a claim or suit started from a Third Party for:

20.1.1.

bodily injury, personal injury, death and property damage caused by any negligence or willful misconduct or wrongdoing that can be attributable to Horizon or its Representatives under the Applicable Laws as applicable to this Agreement;

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20.1.2.	a breach by Horizon or its Affiliates of its obligations, representations and warranties under this Agreement; and

20.1.3.	the negligence or willful act or omission of Horizon or any person for whose actions or omissions Horizon is liable under Applicable Laws or under this Agreement;

provided, however, that in all cases referred to above, Horizon’s obligation under this Clause 20.1 shall be proportionally reduced or completely removed to the extent that Celyad Loss was partially or fully caused by:

20.1.4.	the negligence or willful misconduct of Celyad or any person for whose actions or omissions Horizon is liable under the Applicable Laws or under this Agreement; or

20.1.5.	any breach by Celyad of its representations, warranties and/or obligations assumed hereunder; or

20.1.6.

any bodily injury, personal injury, death and property damage caused by the negligence or willful misconduct or wrongdoing of Celyad or its Representatives and Celyad shall accordingly indemnify Horizon for any and all Losses that Horizon would incur under this Clause 20.1.6.

20.2.

Horizon shall indemnify Celyad against all liability, loss, damages, costs or other expenses incurred or suffered by Celyad as a result of the use by Horizon (or on its behalf or authority) of the Intellectual Property Rights held by Celyad without Celyad’s consent, or for any purpose other than as set out in this Agreement

20.3.

Neither Party shall have any liability to the other Party, its Affiliates or their respective entitled persons for any indirect, consequential, punitive or incidental damages, including for loss of profits, revenue or income, loss of business opportunity, arising out of or relating to this Agreement.

20.4.

To the extent permitted by law, except in connection with an indemnification obligation hereunder and except with respect to the breach of any of obligations set forth in Clauses 15, 17 and 19, neither Party shall be liable to the other under this Agreement for special, incidental, indirect, punitive, or consequential damages, for loss of profit, loss of business, or depletion of goodwill (howsoever caused, whether under breach of contract or warranty, tort including negligence, strict liability or otherwise) which arise out of or in connection with this Agreement.

20.5.

To the extent permitted by law, except in connection with an indemnification obligation hereunder and except with respect to the breach of any of obligations set forth in Clauses 15, 17 and 19, Horizon’s entire liability in contract, tort (including negligence or breach of statutory duty), misrepresentation or otherwise, arising out of or in connection with this Agreement shall, be limited to the US Dollar value of this license at the time such breaches occurred.

21.	Term and termination

21.1.

The Agreement shall enter into force on the Effective Date and, unless earlier terminated as provided in this Agreement, shall expire, at the earliest of either (i) the tenth (1 Oth) anniversary of the date of First Commercial Sale of the Product in the Territory, or (ii) upon the last Valid Claim covering the Product or its use or sale (including supplementary protection certificates) to expire in a country in the Territory (“Term”).

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21.2.	Termination by either Party

21.2.1.	Termination for Insolvency. Either Party may terminate this Agreement before its expiration with immediate effect, by written thirty (30) days’ notice, to the other Party if:

(i)

a receiver or administrative receiver is appointed over the whole or any part of the other Party’s assets or an order is made by a court of competent jurisdiction, a petition is filed, a notice is given or a resolution is passed for the winding-up or administration of the other Party, or any step is taken by any person with a view to bringing about any of the preceding events; or

(ii)

the other Party commences negotiations with any of its creditors with a view to rescheduling any of its debts or enters into any compromise or arrangement with its creditors (in each case other than as part of a voluntary scheme for the reconstruction or amalgamation of the other Party as a solvent corporation and the resulting corporation, if a different legal entity, undertakes with Horizon or Celyad as applicable to be bound by the terms of this Agreement); or

(iii)	the other Party is capable of being deemed unable to pay its debts.

21.2.2.

Termination for Material Breach. Without prejudice to any remedy or claim it may have against the other Party for material breach or non-performance of this Agreement, each Party shall have the right to terminate this Agreement with immediate effect in the event that the other Party fails to materially comply with or perform any material provision of this Agreement and, in case of a curable material breach, in the further event that such other Party, after having been given written notice, should fail to discontinue and to remedy such violation within a remedy period of sixty (60) days after receipt of such notice.

21.2.3.	Termination for Force Majeure. Either Party may terminate this Agreement in accordance with the terms of Clause 30.2.

21.3.	Termination by Celyad

Celyad may terminate this Agreement before its expiration, including in the event that Celyad decides not to exercise the Option prior to the end of the Collaboration Term, at any time without cause and without any compensation to Horizon (except for reasonable and documented costs incurred by Horizon as a result of the Research Collaboration during the Collaboration Term prior to termination) by providing Horizon thirty (30) days written notice.

21.4.	Effects of termination

21.4.1.

Celyad shall have the right, for six (6) months from the date of termination of this Agreement, to sell stocks of the Products manufactured by Celyad itself or supplied by Horizon prior to the date of termination.

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21.4.2.

Any amounts due under this Agreement shall be paid to Horizon within thirty (30) days after the date of effective expiration or termination of this Agreement and Celyad shall at the same time pay any amounts due under this Agreement and render statements in respect of all other Products sold, put into use or otherwise disposed of prior to the date of effective expiration or termination.

21.4.3.

The provisions relating to the payment of any amounts due under this Agreement and the rendering and auditing of accounts and other information, shall remain in force as long as may be necessary in order to wind-up the outstanding obligations of both Parties.

21.4.4.

As from termination of this Agreement, Horizon shall cease using the Celyad Foreground IP. Horizon shall deliver to Celyad all documents embodying the Celyad Foreground IP in its possession or control, or destroy (and certify such destruction to Celyad) such documents, it being understood that Horizon may retain one (1) copy of any such document exclusively for record-retention purposes and for the purpose of monitoring compliance with its obligations pursuant to this Agreement and subject to any copies remaining on Horizon’s standard computer back-up devices (which copies Horizon agrees not to access after the termination).

21.4.5.

The provisions of Clause 17 (Confidentiality), Clause 20 (Indemnities), as well as any other provision which by its terms or by the context thereof, is intended to survive termination, shall in any event remain in force for a period of ten (10) years.

22.	Notices

22.1.

Any notice given under this Agreement shall be in writing and may be delivered by hand to the relevant Party or sent by recorded delivery or emailed to the address or email address stated in this Agreement or to such other address or email address as may be notified by that Party for this purpose and shall be effective notwithstanding any change of address or email addresses not notified.

Addresses for notice:

For Celyad	For Horizon

Edouard Belin 2	81 00 Cambridge Research Park
1435 Mont-Saint-Guibert	Waterbeach
Belgium	Cambridge CB25 9TL

E-mail: pdechamps@celyad.com	E-mail: legal-contracts@horizondiscovery.com
Attention: Philippe Dechamps	Attention: Legal Counsel
(Chief Legal Officer)

22.2.

Unless proved otherwise, a notice shall be deemed to have been served, if: (i) sent by standard mail service, forty-eight (48) hours after the date of posting; (ii) if by courier on the date of delivery provided that a valid and appropriately signed delivery receipt can be exhibited by the serving Party on request; and (iii) if delivered by hand or sent by email during Business Hours, when left at the relevant address or transmitted (as applicable), and otherwise, if delivered after Business Hours, on the next Business Day.

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23.	Waiver

23.1.

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.

23.2.

No reasonable delay or forbearance by any Party in exercising any right or remedy arising under this Agreement shall operate as a waiver of it, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of it or the exercise of any other right or remedy.

24.	Whole Agreement and Non-reliance

24.1.

Without prejudice to the MNDA, this Agreement supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement that has not been expressly maintained by this Agreement and contains the whole agreement between the Parties relating to the subject matter of this Agreement as of the Effective Date to the exclusion of any terms implied by law which may be excluded by contract.

25.	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

26.	Expenses

Each Party will bear its own expenses (including legal and accounting fees) associated with negotiating and executing this Agreement. Neither Party will be liable for the other Party’s expenses.

27.	No Partnership

Nothing in this Agreement shall create a partnership or joint venture between the Parties to it and neither Party shall enter into or have authority to enter into any engagement or make any representation or warranty on behalf of or pledge the credit of or otherwise bind or oblige the other Party hereto.

28.	Further Assurance

At any time after the Effective Date, the Parties shall, and shall use all reasonable endeavors to procure that any necessary Third Party shall, execute such documents and do such acts and things as may reasonably be required for the purpose of giving either Party the full benefit of all the provisions of this Agreement.

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29.	Severance

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

30.	Force Majeure

30.1.

The obligations of each Party under this Agreement shall be suspended during the period and to the extent that such Party is prevented from or hindered in complying with it or them by any cause which is unforeseeable, beyond its reasonable control and which renders impossible the performance of its obligations. Events of force majeure are identified with reference to the Applicable Law and case law in the Territory and may include, as the case may be and without limitation, strikes, lock-outs, act of God, war, explosions, threat of war, riot, civil commotion, partial or total traffic congestion, legal or governmental decisions, civil disturbances, civil or military order, hacking and virus attacks, malicious damage, break-down of plant or machinery, fire, flood or storm.

30.2.

If any such cause or event prevents a Party from or hinders a Party in complying with its obligations under this Agreement for a continuous period of three (3) months, the other Party shall have the right to terminate this Agreement on giving the Party under force majeure one (1) month written notice. This Agreement will automatically terminate on expiry of said one (1) month period unless, during that period, the Party under force majeure is no longer prevented from or hindered in complying with its obligations hereunder and is, before the end of that period, again complying with its obligations.

31.	Governing Law

This Agreement, the documents to be entered into pursuant to it, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with English law.

32.	Arbitration

Any dispute or difference arising out of or under or in connection with this Agreement and the documents to be entered into pursuant to it, and any non-contractual obligations arising out of or in connection with them, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators. The award rendered shall be final and binding upon both parties. Such arbitration shall have its seat in The Hague and be conducted in the English language.

INTENTIONALLY LEFT BLANK

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Signed by the Parties or their duly authorized representatives, in two (2) original copies, each of the Parties acknowledging to have received one (1).

Celyad SA, represented by,		Horizon Discovery Limited, represented by,

Name:	Christian Homsy	Name:	Jonathan D. Moore
Title:	Chief Executive Officer	Title:	Chief Scientific Officer
Date:	22/06/18	Date:	27 JUNE 2018

Schedules:

Schedule 1 – Horizon Intellectual Property Rights

Schedule 2 – Research Plan

Schedule 3 – List of potentially relevant patents that Horizon believes may be in force, together with their expiry dates

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Schedule 1 – Horizon Intellectual Property Rights

Horizon Patents

Patent family “MICRO-RNA SCAFFOLDS AND NON-NATURALLY OCCURRING MICRO- RNAS”

Australia: AU 2008256886

Canada: CA 2687336

Germany: DE 602008026618

France: EP(FR) 2160477

Japan:JP 5637533

UK: EP(GB) 2160477

US (parent and divisional): US 9,284,554 and 9,353,368

Patent family “MICRO-RNA SCAFFOLDS, NON-NATURALLY OCCURRING MICRO-RNAS, AND METHODS FOR OPTIMIZING NON-NATURALLY OCCURRING MICRO-RNAS”

Germany: DE 602008027176

France: EP(FR) 2155911

UK: EP(GB) 2155911

US: US 8,841,267

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Schedule 2 – Research Plan

Citations

The intent of this research plan is to identify a shRNA or combination of shRNAs that is able to knockdown Targets A (T cell receptor / CD3) and / or Targets B (TAP, MHCI or MHCII), all focused upon delivering and improving allogeneic CAR T cell therapy.

Horizon/Dharmacon’s off-the-shelf SMARTvector reagents have demonstrated considerable promise in reducing expression of Targets and reducing fratricide. At the Effective Date of this Agreement, Celyad has shown promising results targeting the CD3 complex using Dharmacon’s SMARTvector reducing TCR cell surface expression and thereby reducing T cell response against antibody-based mitogenic stimulation.

It is anticipated that the miRNA-based SMARTvector scaffold can be expressed in a fully functional form from the same RNA polymerase II driven transcript as the chimeric antigen receptor (CAR). Choices as regard the best shRNA to use in the Product will be best informed by experiments in which the shRNAs and associated scaffolds have been cloned into the desired position in the retroviral/lentiviral vectors used to express the CAR.

Horizon’s Lafayette site developed the SMART vector system and derived the algorithm used to predict the high performance shRNAs made available in the off-the-shelf reagents. Bio-informatics resource is available to guide further rounds of design. Horizon’s Cambridge site delivers a suite a sophisticated service offerings to the pharmaceutical and biotechnology industries and has experience in the handling and genetic modification of donor-derived T cells, the design and execution of immunology assays including the monitoring of Target expression.

Celyad has experience in CAR-T biology, retroviral and lentiviral construct design, has means of monitoring surface expression of Targets in the presence and absence of shRNA expression and has established a fratricide assay that provides a direct read out of functional activity.

Responsibilities of the Parties During the Research Collaboration

Horizon will be responsible for shRNA design work, the design of multiplexing strategies to allow expression of multiple shRNAs and will provide input to Celyad regarding where the SMART vector scaffold is best introduced into the viral vectors.

Celyad will be responsible for sourcing the oligonucleotides required to generate novel SMART vector shRNAs, cloning these sequences into retro/lentiviral vectors, generating vectors, transducing T cells and running the appropriate assays to assess the effect of shRNAs on Target Expression and alloreactivity.

A Joint Research Team will be established with an appropriate number of suitably qualified personnel from both Celyad and Horizon. The responsibilities of the team will be to review progress, suggest next steps and discuss how Foreground Intellectual Property should be protected. If publications arise or patents are filed, standard conventions regarding authorship and inventorship will be followed.

Meetings will be held primarily by teleconference. Both parties recognise the value of face to face interactions and where meetings are held in person, each side will bear its own travel costs and subsistence. Note that working hours spent travelling by Horizon personnel shall be recognised as FTE hours devoted to the Research Collaboration.

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For decision related to experimental design and overall project strategy the Joint Research Team should aim to decide most matters by consensus, but in the case of disagreement, Celyad will have the final say.

Celyad shall compensate Horizon for its input to the Research Collaboration at a rate of US$ 200 per FTE hour. Horizon shall monitor the time its personnel are devoting to the Research Collaboration and will invoice Celyad every calendar month in arrears.

The budget for Horizon’s contribution to the first phase of the Research Collaboration is US$30,000. The Parties agree that should Horizon be contracted to perform in vitro experiments, for example to deliver a portion of Work Package 2, a larger budget would be required.

Experimental plan

Work package 1 shRNA against Targets A (T Cell Receptor / CD3 complex)

Overview

At the time of Execution of the Agreement, Celyad had found that targeting of the CD3 complex using Dharmacon off-the-shelf SMARTvector technology resulted in a significant knock down of cell surface TCR and CD3 expression, and concomitant reduction in cytokine response upon OKT3 antibody—mediated T cell activation.

The objective of work package 1 is to build upon these observations. Specifically, whether a single shRNA could be generated to either increase the efficacy of TCR knockdown through improved knockdown of a single gene or through the design of a single shRNA to target multiple members of the TCR/CD3 complex. Candidate shRNA designs will be designed using the Dharmacon’s algorithm to target the different CD3 subunits (y/5/s/Q, or possibly TCRa/p chains of the TCR receptor.

1. shRNA screening

•	Collection of SMARTvector shRNAs targeting the different CD3 subunits or the TCRa/p chains will be designed by Dharmacon/Horizon and cloned into appropriate vectors by Celyad

•	Celyad will test shRNA knockdown efficiency by transient expression or lentiviral / retroviral transduction in cel! assay of choice

2. If the initial cloning strategy did not place the novel shRNAs in the correct context, successful new shRNA candidates will be cloned into retroviral/lentiviral vectors for further evaluation in primary human T cells.

3. If the knockdown proves to be more effective using multiple shRNA, then multiplexing of these shRNA will be pursued in the context of previous work (investigating multiplexing of shRNA to target NKG2D ligands) and potentially in combination with a CAR.

Time expected (Total 8 months)

In silico design – 1-2 weeks

screening and validation of the knockdown in Jurkat cells at the RNA and protein level- 2 months

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Initial primary cell testing in human T cells: knockdown at the RNA and protein level; in vitro testing of the alloreactivity of the transduced T cells; in vivo assessment of the transduced human T cells in a xenoGvHd model – 5 months

Work package 2

shRNA against Targets B (TAP, MHCI or MHCII)

Overview

Knockdown of the TCR/CD3 complex focuses upon ablating graft versus host disease (GvHD) that is mediated by allogeneic donor T cells recognising the recipient as foreign through the endogenous TCR and thereby driving an immune response culminating in GvHD. The second important aspect of allogeneic therapy is the rejection of the donor CAR T cells by the recipient patient’s own immune cells thereby reducing the persistence and potentially therapeutic effect of the allogeneic CAR T cells. Targeting the key elements that cause the rejection of the donor CAR T cells may enhance their avoidance of immune recognition. The first targets likely to be of importance are MHC I / II and TAP proteins

The objective of work package 2 is to design shRNA that enable the knockdown of MHCI, MHCII. ShRNA targeting TAP may provide a generic means of knocking down MHCI/II indirectly. Candidate shRNA designs will be designed using the Dharmacon’s algorithm. Multiplexing of shRNA may be required while the shRNA should be suitable for expression from a single vector that includes the CAR and sort / suicide gene sequences. Potentially, those shRNA could be combined with the shRNA identified in work package 1. Additionally, to avoid recombination within a standard retroviral / lentiviral vector format, regions of homology at the nucleic acid level will have to be minimized.

Time expected (10 months)

A research plan of activity that includes an associated budget, timelines and the identification of the locations where the specific activity will be performed will be agreed ahead of the initiation of work relating to investigating the ablation of the host versus graft response.

However, the general scheme expected to investigate MHCI/MHCII would involve:

In silico design – 1-2 weeks

Cell line screening and validation: knockdown of the targets at the RNA and protein levels—4 months (model to be set up: possibly B cell lines expressing MHC class I and class II, and TAP)

Initial primary cell testing validation of the knockdown of targets at the RNA and protein levels- 5 months

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Schedule 3 – List of potentially relevant patents that Horizon believes may be in force, together with their expiry dates

Title	Jurisdiction	Patent/Application Number	Filing Date	Expiratin Date
Genetic Constructs for Delaying or Repressing the Expression of a Target Gene	US	6573099	June 19, 1998	June 19, 2018
Synthetic Genes and Genetic Constructs	US	8053419	April 8, 2004	June 19, 2018
Control of Gene Expression	US	8168774	Sept 2, 2005	June 19, 2018
Synthetic Genes and Genetic Constructs	US	9029527	April 19, 2013	June 19, 2018
Control of Gene Expression	US	14/137,737	Dec. 20, 2013	June 19, 2018

		(allowed Jan. 26, 2018)
Synthetic Genes and Genetic Constructs	US	15/199,394	June 30, 2016	June 19, 2018

		(allowed Fed. 28, 2018)

Control of Gene Expression	AU	2005209648	March 19, 1999	March 19, 2019
Control of Gene Expression	AU	2005211538	March 19, 1999	March 19, 2019
Control of Gene Expression	BR	BRPI9908967-0	March 19, 1999	March 19, 2019
Control of Gene Expression	CA	2323726	March 19, 1999	March 19, 2019
Control of Gene Expression	GB	2353282	March 19, 1999	March 19, 2019
Control of Gene Expression	JP	4460600	March 19, 1999	March 19, 2019
Control of Gene Expression	JP	219504	March 19, 1999	March 19, 2019
Control of Gene Expression	KR	101085210	March 19, 1999	March 19, 2019
Control of Gene Expression	KR	101054060	March 19, 1999	March 19, 2019
Control of Gene Expression	NZ	506648	March 19, 1999	March 19, 2019
Control of Gene Expression	NZ	547283	March 19, 1999	March 19, 2019
Control of Gene Expression	SG	75542	March 19, 1999	March 19, 2019

Genetic Silencing	GB	2377221	March 16, 2001	March 16, 2021
Genetic Silencing	ZA	200207428	Sept. 16, 2001	March 16, 2021
Genetic Silencing	MX	PA02009069	March 16, 2001	March 16, 2021

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